SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Mobile TeleSystems Public Joint Stock Company

(Name of Subject Company (Issuer))

Stream Digital, LLC

(Name of Filing Person (Offeror and Affiliate of Issuer))

Common Stock, par value RUB 0.10 per share of Common Stock	Not Applicable

American Depositary Shares evidenced by American Depositary Receipts, each representing two shares of Common Stock	607409109
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Joshua B. Tulgan

Director, Corporate Finance and Investor Relations

Mobile TeleSystems Public Joint Stock Company

5 Vorontsovskaya Street, bldg. 2, 109147 Moscow Russian Federation

Phone: +7 495 223 20 25, Fax: +7 495 911 65 67

E-mail: ir@mts.ru

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of Filing Persons)

Copies to:

J. David Stewart

Latham & Watkins LLP

Ul. Gasheka 6, Ducat III, Office 510

Moscow 125047

Russia

Telephone: +7 495 785 12 34

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$78,276,131	$9,072.21

*                 The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the tender offer for not more than $78,276,131 in aggregate for a maximum of 24,796,619 shares of common stock.

**          The amount of the filing fee equals US$115.90 per US$1,000,000 of the transaction value.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$9,072.21	Filing Party:	Stream Digital, LLC
Form of Registration No.:	Schedule TO	Date Filed:	October 31, 2016

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1

☒          issuer tender offer subject to Rule 13e-4

☐            going private transaction subject to Rule 13e-3

☐            amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (the “Amendment No. 2”) to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO initially filed by Stream Digital, LLC (the “Offeror”), a wholly-owned subsidiary of Mobile TeleSystems Public Joint Stock Company (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 31, 2016, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on November 14, 2016 (together with any future amendments and supplements thereto, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule TO relates to the return of cash to holders of shares of common stock, par value RUB 0.10 per share (the “Common Stock”) and American Depositary Shares (“ADSs”) of the Company, by way of a cash tender offer by the Offeror for shares of the Company’s Common Stock (including shares of Common Stock represented by ADSs) up to a maximum aggregate purchase amount of RUB 4,934,527,300, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2016, as amended on November 14, 2016 (the “Offer to Purchase”), the related Common Stock Letter of Transmittal with respect to the shares of Common Stock and the related ADS Letter of Transmittal with respect to the ADSs (which collectively, as they may be amended and supplemented from time to time, constitute the “Tender Offer”), copies of which were filed with the initial Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iv), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

The information in the Offer to Purchase, the Common Stock Letter of Transmittal and the ADS Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented by adding the following:

“On December 1, 2016, the Company published an announcement of the preliminary results of the Tender Offer, which expired at 10:00 a.m. (Moscow time) on December 1, 2016 for Common Stock and at 5:00 p.m. (New York City time) on November 30, 2016 for ADSs. A copy of the announcement is filed as Exhibit (a)(5)(iv) hereto and is incorporated by reference herein.”

Item 12. Exhibits.

Exhibit No.	Document

(a)(1)(i)*	Offer to Purchase, dated October 31, 2016

(a)(1)(ii)*	Form of Common Stock Letter of Transmittal

(a)(1)(iii)*	Form of Purchase Agreements in Respect of Tenders of Shares of Common Stock Under the Tender Offer

(a)(1)(iv)*	Form of ADS Letter of Transmittal

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vii)**	Announcement of Amendment No. 1, dated November 14, 2016

(a)(2)	N/A

(a)(3)	N/A

(a)(4)	N/A

(a)(5)(i)*	Tender Offer Announcement, dated October 31, 2016

(a)(5)(ii)*	Summary Advertisement, dated October 31, 2016

(a)(5)(iii)*	Internal Communications Materials, dated October 31, 2016

(a)(5)(iv) †	Announcement of preliminary results of Tender Offer, dated December 1, 2016

(b)	N/A

(d)(i)*	Stock Option Program on Distribution of Shares (2013)

(d)(ii)*	Purchase Agreement between Stream Digital, LLC and Sistema Public Joint-Stock Financial Corporation, dated October 31, 2016

(d)(iii)

Deposit Agreement (incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2000 filed on June, 2001 and amendments thereto on form F-6 filed on March 19, 2004, December 14, 2004, December 21, 2004, August 7, 2007, April 20, 2010 and June 3, 2016, respectively)

(g)	N/A

(h)	N/A

*	Previously filed with Schedule TO on October 31, 2016.
**	Previously filed with Amendment No. 1 to Schedule TO on November 14, 2016.
†	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

STREAM DIGITAL, LLC

Dated: December 1, 2016	By:	/s/ Rolandi Tabatadze
	Name:	Rolandi Tabatadze
	Title:	General Director

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase, dated October 31, 2016

(a)(1)(ii)	Form of Common Stock Letter of Transmittal

(a)(1)(iii)	Form of Purchase Agreements in Respect of Tenders of Shares of Common Stock Under the Tender Offer

(a)(1)(iv)	Form of ADS Letter of Transmittal

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vii)	Announcement of Amendment No. 1, dated November 14, 2016

(a)(2)	N/A

(a)(3)	N/A

(a)(4)	N/A

(a)(5)(i)	Tender Offer Announcement, dated October 31, 2016

(a)(5)(ii)	Summary Advertisement, dated October 31, 2016

(a)(5)(iii)	Internal Communications Materials, dated October 31, 2016

(a)(5)(iv)	Announcement of preliminary results of Tender Offer, dated December 1, 2016

(b)	N/A

(d)(i)	Stock Option Program on Distribution of Shares (2013)

(d)(ii)	Purchase Agreement between Stream Digital, LLC and Sistema Public Joint-Stock Financial Corporation, dated October 31, 2016

(d)(iii)

Deposit Agreement (incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2000 filed on June, 2001 and amendments thereto on form F-6 filed on March 19, 2004, December 14, 2004, December 21, 2004, August 7, 2007, April 20, 2010 and June 3, 2016, respectively)

(g)	N/A

(h)	N/A